05040874

NITED STATES
IDEXCHANGE COMMISSION
ington, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51820

SEC RECEIVED MAR - 1 2005 WASH. D.C. SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ELECTRONIC GLOBAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
545 FIFTH AVENUE, SUITE 900
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN LACOLLA (212)286-1245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER, ELLIN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

750 LEXINGTON AVENUE,	NEW YORK,	NEW YORK	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN LACOLLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELECTRONIC GLOBAL SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

JORDAN KAM
Notary Public, State of New York
No. 02KA6109103
Qualified in New York County
Commission Expires 04/26/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

AUDITED STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2004

MillerEllin / company LLP

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

AUDITED STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2004

CONTENTS

MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Electronic Global Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Advanced Financial Applications Limited (formerly Electronic Global Holdings Limited) as of December 31, 2004 for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Electronic Global Securities, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Miller, Ellin & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 28, 2005

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 58,933
Due from clearing broker	64,054
Deposit with clearing broker (securities at market value)	149,428
Due from related parties	283,805
Other receivables	13,585
Prepaid expenses	9,534
Deposits	1,237
Furniture and equipment, net of accumulated depreciation of $95,565	56,387
	$ 636,963

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 77,651
Due to clearing broker	11,946
Total liabilities	89,597
STOCKHOLDER'S EQUITY:	
Common stock, 100,000 shares authorized, 23,000 shares issued and outstanding	75,000
Additional paid-in capital	4,291,709
Deficit	(3,819,343)
Total stockholder's equity	547,366
	$ 636,963

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Structure and Business Activity

Electronic Global Securities, Inc. (the "Company"), a California corporation, was incorporated in 1999, and is a wholly-owned subsidiary of Advanced Financial Applications Limited ("AFA Limited), formerly Electronic Global Holdings Limited, a foreign corporation. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is also a member of the National Association of Securities Dealers.

The Company, located in New York, New York, introduces all customers' securities business to another broker-dealer on a fully disclosed basis. The clearing and depository operations for the customers' accounts are performed by the clearing broker. Pursuant to an agreement between the Company and its clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions.

The Company is exempt from the requirements of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii) pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Furniture and Equipment

Depreciation is computed using the accelerated method over the estimated useful life of the assets (5 to 7 years). Maintenance and repairs are expensed as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The principal differences relate to differences in recognizing revenues and expenses (cash basis for tax purposes) and in depreciation methods.

Fair Value of Financial Instruments

Financial instruments of the Company are reported in the Statement of Financial Condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Recognition of Securities Transactions

Accounts receivable for commissions and accounts payable for the related clearing expenses are recorded on a trade date basis as security transactions occur.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)

The Company is exposed to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions. Volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the securities at amounts equal to the originally contracted amounts. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and maintains a security deposit with the clearing broker.

The Company, at times, maintains cash balances at financial institutions in excess of federal and SIPC insured limits.

NOTE 3 - LIQUIDITY MATTERS

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern.

Since its inception, the Company has incurred substantial losses and negative cash flows from operations. At December 31, 2004 the Company had an accumulated deficit of $3,819,347. The ability of the Company to continue as a going concern is dependent upon the success of its operating plans and continued contributions of capital by the parent company. Management has indicated that the parent company will continue to provide additional capital contributions when required. The statement of financial condition does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 - INCOME TAXES

The Company has incurred significant operating losses since inception. Since the future tax benefit of the net operating loss is dependent upon the Company attaining future profitable operations, a 100% valuation allowance has been provided against the deferred tax benefit.

The Company has net operating loss carryforwards of approximately $3,795,000 for federal tax purposes expiring in the years 2020 through 2024.

NOTE 5 - RETIREMENT PLAN

The Company sponsors a 401(k) Plan that allows employees to contribute a portion of their pretax income into a retirement fund. Matching employer contributions to the plan are discretionary. For the year ended December 31, 2004 the Company did not contribute to the 401(k) Plan to supplement employee contributions.

NOTE 6 - COMMITMENT

Lease

The Company leases office space under a lease agreement expiring June 30, 2007. The space is shared by an affiliated company that pays 85% of the total rent based on the allocation of the usage of the space. The future minimum annual rental payments for the years ending December 31, are as follows:

Year Ending	
2005	$127,600
2006	129,000
2007	65,500
	$322,100

NOTE 7 - DUE FROM RELATED PARTIES

Due from related parties represent advances to AFA Limited of $39,277 and a wholly-owned subsidiary of AFA Limited in the amount of $243,258. There was no interest charged on these advances in 2004.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital was $184,068, which was $84,068 in excess of the minimum amount required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 1.1 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.